Exhibit 99.1

NEWS RELEASE

Toronto, May 9, 2018

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q1 Results

Dividend Increased for 11th Consecutive Year

Paul Brink Appointed President and COO

“Franco-Nevada’s diversified portfolio continues to deliver with record quarterly revenue and net income being realized in the first quarter” commented David Harquail, CEO.  “Over the next year, we expect further growth with higher production from Tasiast, Subika, Candelaria and our Oil & Gas assets as well as the start of production from Cobre Panama.  It is a testament to both our business model and portfolio that today Franco-Nevada has declared its 11th consecutive year of dividend increases.  Franco-Nevada remains debt free and we continue to see opportunities to add further to the portfolio.  I am also pleased to announce that as part of our orderly succession planning, Paul Brink has been promoted to President and Chief Operating Officer.  Paul is a talented and seasoned executive and will serve Franco-Nevada’s shareholders very well.”

Pierre Lassonde, Chair, added: “Today Graham Farquharson retired from the Franco-Nevada board after more than 10 years of distinguished service.  Graham’s over 50 years of mining sector experience has been invaluable to Franco-Nevada. I am happy that he has accepted our invitation to remain involved as an honorary director.”

Q1/2018 Financial Highlights

•	$173.1 million in revenue – a new record
•	115,671 Gold Equivalent Ounces[1] (“GEOs”) sold
•	$139.9 million of Adjusted EBITDA[2] or $0.75 per share
•	$64.6 million of net income (new record) or $0.35 per share
•	$63.9 million of Adjusted Net Income[3] (new record) or $0.34 per share
•	$87.7 million in cash and cash equivalents at quarter-end and no debt
•	Quarterly dividend increased from $0.23 to $0.24 per share – increased for 11th consecutive year

Revenue and GEOs by Asset Categories
	Q1/2018		Q1/2017
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Precious Metals
Gold	88,794	$118.3	100,540	$122.9
Silver	17,672	23.5	19,746	24.4
PGMs	6,935	9.3	8,224	10.7
Precious Metals - Total	113,401	$151.1	128,510	$158.0
Other Minerals	2,270	3.0	3,068	3.8
Oil & Gas	—	19.0	—	10.9
	115,671	$173.1	131,578	$172.7

For Q1/2018, revenue was sourced 87.3% from precious metals (68.3% gold, 13.6% silver and 5.4% PGM) and 80.6% from the Americas  (44.5% Latin America, 17.7% U.S., and 18.4% Canada).  Operating costs and expenses decreased year-over-year due to lower stream GEOs sold during the quarter. Oil & Gas revenue increased 74.3% year-over-year, reflecting the addition of the STACK, Midland, Orion and Delaware royalties, higher prices and increased payments from Weyburn.  Cash provided by operating activities was $137.5 million, an increase of 14.8% compared to Q1/2017, reflecting increased net income.

Corporate Updates

•

Cobre Panama:    Franco-Nevada funded the additional precious metals stream on the Cobre Panama project for $356.0 million on March 16, 2018.  Franco-Nevada now has exposure to the precious metals produced from 100% of the ownership of the Cobre Panama project.

•

Delaware Oil & Gas Royalties:  Franco-Nevada finalized the purchase of a royalty portfolio in the Delaware, which represents the western portion of the larger Permian Basin in Texas for $101.3 million on February 20, 2018.   The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction has an effective date of October 1, 2017. Revenue in Q1/2018 included $1.3 million from the Delaware royalties.

Q1/2018 Portfolio Updates

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets decreased 17.9% year-over-year, with 57,854 precious metal GEOs earned in Q1/2018,  reflecting decreased deliveries from Candelaria and Guadalupe-Palmarejo which was partially offset by increases from Antapaccay.

•

Cobre Panama (gold and silver stream) – During Q1/2018, excluding the funding of $356 million from the additional stream, Franco-Nevada contributed $70.2 million of its share of construction capital for the Cobre Panama project.  Franco-Nevada at quarter-end has contributed $796.8 million of its total maximum $1 billion commitment for the construction of Cobre Panama.  For the remainder of 2018, Franco-Nevada expects to fund between $160 and $180 million towards the $1 billion deposit.  Recently, First Quantum announced plans to expand throughput capacity to 85 million tonnes per annum and potentially accommodate a further increase to 100 million tonnes per annum after 2022.  Development activities in some areas were affected for about six weeks by industrial action which has been resolved. First Quantum continues to anticipate phased commissioning during 2018 and continued ramp-up during 2019.

•

NuevaUnión (1.5% royalty) – JV partners Teck and Goldcorp completed a pre-feasibility study at NuevaUnión and now are advancing the project to the feasibility stage which is expected in 2019.  The project has 8.9 million ounces of proven and probable gold mineral reserves and 17.9 billion pounds of proven and probable copper mineral reserves (100% basis) to be produced over a 36 year mine life.  Franco-Nevada’s interest is on the Relincho section of the project.

•

Candelaria (gold and silver stream) – Candelaria delivered 14,075 GEOs, compared to 22,483 GEOs in Q1/2017.    Production levels are lower as a result of a pit slide and are expected to recover in 2019.  Lundin continues to ramp-up underground production and studies continue to further optimize underground operations including a potential production increase beyond the currently permitted 14,000 tonnes per day.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 21,766 GEOs in Q1/2018, an increase of 44.9% year-over-year, as the mine sequencing moves to a new phase of production with higher grades.
•

Antamina (silver stream)  –11,760 GEOs from Antamina were sold during the quarter.  This is in-line with expectations and a decrease compared to 13,130 GEOs in Q1/2017.  Franco-Nevada has partnered with Compania Miñera Antamina S.A. (“CMA”), the Antamina joint venture company, in supporting and expanding CMA’s support of Enseña Peru, which aims to improve education at existing schools in the region.

•

Guadalupe-Palmarejo (gold stream) – Guadalupe-Palmarejo delivered 9,906 GEOs in Q1/2018 which is in-line with expectations, compared to 19,300 GEOs in Q1/2017 which represented an unusually strong quarter.

•	Cerro Moro (2% royalty) – Yamana reports that the first ore was fed to the mill on April 25th and that first doré is expected to be produced in May.
•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets decreased by 6.0% year-over-year mainly due to reduced deliveries from South Arturo as Phase 2 mining is complete.  18,364 GEOs were earned from U.S. precious metal assets.

•

Fire Creek/Midas (fixed gold deliveries and royalty) & Hollister (3-5% royalty) – Hecla announced in March 2018 plans to acquire Klondex’s three underground operations in Nevada including Fire Creek, Midas and Hollister.  Franco-Nevada has agreements and royalties covering all three properties.

•

Stibnite Gold (1.7% royalty) –  Barrick announced that it has acquired a 19.9% interest in Midas Gold Corp., the operator of the Stibnite Gold project in Idaho, which is currently in the permitting phase.

•

South Arturo (4-9% royalty) – Joint venture operators Barrick and Premier Gold announced a significant increase to Mineral Reserves and Mineral Resources for the South Arturo operation.  Phase 2 mining was completed in 2017 and the joint venture now expects to start development of the Phase 1 open pit in mid-2018 and the El Nino underground mine in the second half of 2018.  Premier recently released exploration results indicating further high grade reserve potential.

•

Stillwater (5% royalty) – The Blitz project achieved first production in September 2017 and is expected to reach full production by late 2021 or early 2022.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

Precious Metals — Canada:  Sales of 12,756 GEOs from Canadian precious metals assets were essentially unchanged year-over-year compared with Q1/2017.  Increases from Hemlo and Detour Lake were offset by decreased deliveries from the Sudbury assets.

•

Taylor (1.0% royalty) – Kirkland Lake announced new drill results from surface and underground at Taylor which extend the mineralization at depth to 500 meters below the current mining area and 150 meters below any previous intercept.

•

Dublin Gulch (Eagle) (1.5-2.0% royalty) – Victoria entered into a financing package for C$505 million that will fully fund the development of the Eagle Gold project through commercial production.  Victoria estimates first gold pour in the second half of 2019.

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Continued exploration success at Macassa supports potential for future resource growth and resource conversion.  Kirkland Lake Gold has previously announced plans for a new shaft at the Macassa mine which would support higher levels of production and offer more effective underground exploration.  The two phase project is expected to be completed by the end of 2023.

•

Detour (2% royalty) – Detour Gold provided an updated plan to accelerate access to higher grades to smooth the production profile in 2019 and 2020.  Preliminary assessment sees production increasing 50,000 ounces per year in 2019 and 2020 but overall production decreasing from an average of 630,000 ounces (2019 – 2023) under the 2017 LOM plan to 606,000 ounces under the preliminary 2018 LOM plan.  Detour Gold is in the process of revising its life of mine plan which is expected in June 2018.

•	Red Lake (Phoenix) (2% royalty) – Rubicon announced a new mineral resource estimate for the Phoenix project which included a 113% increase in measured and indicated resources.
•

Musselwhite (5.0% NPI) – The Materials Handling project was 65% complete as at March 31, 2018 according to operator Goldcorp.  The project is progressing on schedule and expected to be approximately 10% under budget which should positively impact the NPI contributions.

•

Brucejack (1.2% royalty) – As of March 31, 2018, Brucejack has produced approximately 225,000 ounces of gold since start-up.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced.  Pretium instituted a number of operational improvement initiatives including a grade control program as well as increased underground development to provide additional working stopes.

•

Precious Metals — Rest of World:  24,427 GEOs from Rest of World precious metals assets were earned during the quarter, a decrease of 5.7% year-over-year, due to decreased deliveries from MWS and reduced sales from Sabodala and Karma.

•	Sissingué (0.5% royalty) – Perseus Mining declared commercial production at Sissingué on April 1, 2018 following first gold on January 26, 2018.
•

Subika (2% royalty) – The Ahafo mill expansion was impacted by a tragic accident that resulted in six fatalities.  Production has recommenced but civil construction remains suspended. The Ahafo expansion projects (Subika underground and mill expansion) are expected to increase Ahafo’s production to 550 - 650,000 ounces per year for the first five full years of production (2020–2024).  Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•

Sabodala (fixed gold deliveries and stream) – 5,625 GEOs were delivered and sold in Q1/2018 compared with 7,500 GEOs in Q1/2017, which included an extra month of deliveries which were not sold in the previous quarter.

•

Karma (fixed gold deliveries and stream) – 4,453 GEOs were sold in the quarter, a decrease compared to 5,000 GEOs in Q1/2017, which included an extra month of deliveries which were not sold in the previous quarter.

•

Tasiast (2% royalty) – Kinross announced plans to proceed with the Phase Two expansion at Tasiast.  Phase Two is expected to increase mill capacity to 30,000 tonnes per day and produce an average of approximately 812,000 gold ounces per year for the first five years.  The Phase One expansion remains on schedule for full production in Q2/2018 with Phase Two commercial production expected in Q3/2020.  Kinross announced it is assessing the Government of Mauritania’s request to enter into mutually beneficial discussions respecting all of Kinross’ activities in Mauritania with a view to improving economic benefits to the country.

•

Oil & Gas: Revenue from Oil & Gas assets increased to $19.0 million in Q1/2018 compared to $10.9 million in Q1/2017,  reflecting the addition of the STACK, Midland, Orion and Delaware royalties, higher prices and increased payments from Weyburn.

•	Weyburn (NRI, ORR, WI) – Weyburn generated $10.1 million in the quarter versus $8.3 million in the previous year with continued strong performance under Whitecap, the new operator.
•

Orion (GORR) – Osum Oil Sands Corp. continues with its expansion of the Orion asset to over 18,000 barrels per day. Differentials for heavy oil prices in Western Canada widened during the quarter which negatively impacted revenue.

•

Delaware (various royalty rates) – The Delaware transaction was closed in February 2018.  The effective date of the transaction was October 1, 2017 and the royalties generated $1.3 million in revenue for Q1/2018.  Rig activity is ahead of original expectations.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.24 per share. The dividend is a 4.3%  increase from the previous $0.23 per share quarterly dividend and marks the 11th consecutive annual dividend increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 8.1% yield on their cost base.  The dividend will be paid on June 28, 2018 to shareholders of record on June 14, 2018 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday,  May 10, 2018 at 8:30 a.m. Eastern Time to review Franco‑Nevada’s Q1/2018 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until May 17th: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 1867504
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority;  no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of previously announced transactions; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q1/2018, the average commodity prices per ounce were as follows: $1,329 gold (Q1/2017 - $1,219), $16.77 silver (Q1/2017 - $17.42), $978 platinum (Q1/2017 - $981) and $1,035 palladium (Q1/2017 - $767).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; foreign exchange gains/losses and other income/expenses and unusual non-recurring items.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2018	2017
Net Income	$64.6	$45.6
Income tax expense	13.5	10.4
Finance expenses	0.9	0.8
Finance income	(1.0)	(0.9)
Depletion and depreciation	60.6	71.5
Non-cash costs of sales	1.9	1.8
Foreign exchange (gains)/losses and other (income)/expenses	(0.6)	(0.7)
Adjusted EBITDA	$139.9	$128.5
Basic weighted average shares outstanding	185.9	178.5
Adjusted EBITDA per share	$0.75	$0.72

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2018	2017
Net Income	$64.6	$45.6
Foreign exchange (gains)/losses and other (income)/expenses	(0.6)	(0.7)
Tax effect of adjustments	(0.1)	(0.1)
Adjusted Net Income	$63.9	$44.8
Basic weighted average shares outstanding	185.9	178.5
Adjusted Net Income per share	$0.34	$0.25

Franco-Nevada Corporation

Condensed Consolidated Statement of Financial Position

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 4)	$87.7	$511.1
Receivables	61.4	65.9
Prepaid expenses and other (Note 6)	39.2	39.4
Current assets	188.3	616.4

Royalty, stream and working interests, net (Note 3)	4,385.0	3,939.2
Investments (Note 5)	169.4	203.1
Deferred income tax assets	14.5	14.5
Other assets (Note 7)	14.6	15.2
Total assets	$4,771.8	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities	$21.4	$21.5
Current income tax liabilities	1.6	1.1
Current liabilities	23.0	22.6

Deferred income tax liabilities	61.7	60.3
Total liabilities	84.7	82.9

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,115.5	5,107.8
Contributed surplus	15.7	14.2
Deficit	(261.6)	(310.0)
Accumulated other comprehensive loss	(182.5)	(106.5)
Total shareholders’ equity	4,687.1	4,705.5
Total liabilities and shareholders’ equity	$4,771.8	$4,788.4

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended
	March 31,
	2018	2017
Revenue (Note 10)	$173.1	$172.7

Cost of sales
Costs of sales (Note 11)	30.2	39.9
Depletion and depreciation	60.6	71.5
Total cost of sales	90.8	111.4
Gross profit	82.3	61.3

Other operating expenses (income)
Corporate administration	4.5	5.3
Business development	0.7	0.8
Gain on sale of gold bullion	(0.3)	—
Total other operating expenses	4.9	6.1
Operating income	77.4	55.2
Foreign exchange gain (loss) and other income (expenses)	0.6	0.7
Income before finance items and income taxes	78.0	55.9

Finance items
Finance income	1.0	0.9
Finance expenses	(0.9)	(0.8)
Net income before income taxes	78.1	56.0

Income tax expense (Note 13)	13.5	10.4
Net income	$64.6	$45.6

Other comprehensive (loss) income:

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income tax (Note 5)	—	1.5
Currency translation adjustment	(23.2)	9.7

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other comprehensive
income, net of income tax (Note 5)	(25.7)	—
Other comprehensive (loss) income	(48.9)	11.2

Total comprehensive income	$15.7	$56.8
Basic earnings per share (Note 15)	$0.35	$0.26
Diluted earnings per share (Note 15)	$0.35	$0.25

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2018	2017
Cash flows from operating activities
Net income	$64.6	$45.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	60.6	71.5
Non-cash costs of sales	1.9	1.8
Share-based payments	1.2	1.5
Unrealized foreign exchange gain	—	(0.4)
Deferred income tax expense	6.1	2.6
Other non-cash items	(0.3)	(0.4)
Acquisition of gold bullion	(6.4)	(5.9)
Proceeds from sale of gold bullion	5.6	3.1
Operating cash flows before changes in non-cash working capital	133.3	119.4
Changes in non-cash working capital:
Decrease in receivables	4.5	2.0
(Increase) decrease in prepaid expenses and other	(0.7)	4.1
Increase (decrease) in current liabilities	0.4	(5.7)
Net cash provided by operating activities	137.5	119.8

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(523.0)	(61.5)
Acquisition of oil & gas well equipment	(0.2)	(0.4)
Net cash used in investing activities	(523.2)	(61.9)

Cash flows from financing activities
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(35.6)	(30.1)
Proceeds from exercise of stock options	—	0.1
Net cash used in financing activities	(36.1)	(31.0)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	3.1
Net change in cash and cash equivalents	(423.4)	30.0
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$87.7	$283.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$0.6	$0.6
Income taxes paid	$7.7	$10.1

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2018 Report available on our website